EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement (No. 333-2868) on Form S-8 of our report dated June 27, 2013, relating to the statements of net assets available for benefits of Mobile Mini, Inc. Profit Sharing Plan and Trust as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental schedule as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K. It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 2012 or performed any audit procedures subsequent to the date of our report.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 27, 2013